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                             April 30, 2020

       Joshua B. Goldstein
       General Counsel
       Masterworks 009, LLC
       497 Broome Street
       New York, New York 10013

                                                        Re: Masterworks 009,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed on April 2,
2020
                                                            File No. 024-11185

       Dear Mr. Goldstein:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed April 2, 2020

       Cover Page , page 1

   1. We note your statement that you will not accept subscriptions prior to your filing of an amendment or supplement
identifying the specific art work you will purchase. Please
                                                        advise us whether you
will be receiving (although not accepting) subscriptions prior to your filing of an
amendment or supplement identifying the specific art work you will purchase. In this
regard, your references to "amendment or supplement" are unclear;
                                                        please also revise to
clarify that you will identify the artwork, and file the definitive agreement to acquire
the artwork, in an amendment to this offering statement prior to qualification of this
offering or tell us why you believe a post-qualification amendment or supplement is
consistent with your disclosure that that you will not accept subscriptions before identifying the
artwork.
 Joshua B. Goldstein
FirstName LastNameJoshua B. Goldstein
Masterworks 009, LLC
Comapany NameMasterworks 009, LLC
April 30, 2020
April 2 2020 Page 2
Page 30,
FirstName LastName
Organizational Structure, page 6

2. We note that you have listed some broad categories of risk factors applicable to an investment in your offering. Item 3 of Form 1-A requires a carefully organized series of short, concise paragraphs, summarizing the most significant factors that make the offering speculative or substantially risky. Please revise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom,
Office Chief, at 202-551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services